EXHIBIT 99.1

Hydro's Castings Business Sold to Nemak

OSLO, Norway, March 1, 2007 (PRIME NEWSWIRE) -- Following approval by the European Commission, Norsk Hydro ASA, the Norwegian aluminium and energy group, has today completed the sale of its Castings business to the Mexican automotive supplier Nemak. The transaction represents an enterprise value for Hydro's castings business of approximately NOK 3.7 billion. The transactions will result in a gain for Hydro of approximately NOK 900 million under US GAAP.

The divestment of the castings business is a major element in the ongoing restructuring of Hydro's downstream aluminium portfolio. The sales process for the company's Automotive Structures business is still ongoing.

Nemak, a subsidiary of the Mexican industrial company Alfa S.A.B., is a leading producer of cylinder heads with operations in Europe, North and Central America. The castings business acquired from Hydro includes production facilities in Germany, Austria, Hungary and Sweden, manufacturing aluminium cylinder heads and engine blocks for the automotive industry.

The sale of Hydro's 49.99 percent of the interests in the Mexican joint-venture company Castech S.A. de CV to Grupo Industrial Saltillo S.A.B de CV has also been completed.

The European operations included in the deal have a total of 2,200 employees, while Castech in Mexico employs 1,000 people.

Certain statements contained in this announcement constitute "forward-looking information" within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. In order to utilize the "safe harbors" within these provisions, Hydro is providing the following cautionary statement.

Certain statements included within this announcement contain (and oral communications made by or on behalf of Hydro may contain) forward-looking information, including, without limitation, those relating to (a) forecasts, projections and estimates, (b) statements of management's plans, objectives and strategies for Hydro, such as planned expansions, investments, drilling activity or other projects, (c) targeted production volumes and costs, capacities or rates, start-up costs, cost reductions and profit objectives, (d) various expectations about future developments in Hydro's markets, particularly prices, supply and demand and competition, (e) results of operations, (f) margins, (g) growth rates, (h) risk management, as well as (i) statements preceded by "expected," "scheduled,","targeted," "planned," "proposed," "intended" or similar statements.

Although Hydro believes that the expectations reflected in such forward-looking statements are reasonable, these forward-looking statements are based on a number of assumptions and forecasts that, by their nature, involve risk and uncertainty. Various factors could cause Hydro's actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized. Factors that could cause these differences include, but are not limited to, world economic growth and other economic indicators, including rates of inflation and industrial production, trends in Hydro's key markets, and global oil and gas and aluminium supply and demand conditions. For a detailed description of factors that could cause Hydro's results to differ materially from those expressed or implied by such statements, please refer to the risk factors specified under "Risk, Regulation and Other Information - Risk Factors" on page 92 of Hydro's Annual Report and Form 20-F 2005 and subsequent filings on Form 6-K with the US Securities and Exchange Commission.

No assurance can be given that such expectations will prove to have been correct. Hydro disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

 Press contact
 Contact     Thomas Knutzen
 Telephone   +47 22539115
 Cellular    +47 90612359
 E-mail      Thomas.Knutzen@hydro.com

 Investor contact
 Contact     Stefan Solberg
 Telephone   +47 22539280
 Cellular    +47 91727528
 E-mail      Stefan.Solberg@hydro.com

Norsk Hydro ASA Drammensveien 264 N-0240 Oslo Norway Telephone: +47 22538100 Fax: +47 22532725 www.hydro.com